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                                                                    Exhibit 12.1


                   NEWMONT MINING CORPORATION AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                       (amounts in thousands except ratio)

     The ratio of earnings to fixed charges represents income before income taxes, interest expense and cumulative effect of changes in accounting principles, divided by interest expense. Interest expense includes amortization of capitalized interest and the portion of rent expense representative of interest. The Company guarantees certain third party debt; however, it has not been and does not expect to be required to pay any amounts associated with such debt. Therefore, related interest on such debt has not been included in the ratio of earnings to fixed charges.

                                                              For the Year Ended December 31,
                                             ---------------------------------------------------------------
                                                2002         2001          2000         1999        1998/(3)/
                                             ---------    ----------    ---------    ---------    ----------
Earnings:
  Income before income taxes (1) .........   $ 118,884    $ (128,425)   $ (30,033)   $  (9,019)   $ (646,348)
  Adjustments:
   Net interest expense (2) ..............     129,565        98,080      106,120       83,185        96,618
   Amortization of capitalized interest ..       9,526         7,362        8,793        4,886         4,435
   Portion of rental expense
      representative of interest .........       3,017         2,747        2,936        2,914         4,361
   Undistributed income of affiliate .....      35,595        22,513      (17,930)     (91,788)     (105,932)
   Minority interest of majority-owned
      subsidiaries .......................      97,442        65,374       92,814       44,141        71,825
                                             ---------    ----------    ---------    ---------    ----------
                                             $ 394,029    $   67,651    $ 162,700    $  34,319    $ (575,041)
                                             =========    ==========    =========    =========    ==========
Fixed Charges:
  Net interest expense (2) ...............   $ 129,565    $   98,080    $ 106,120    $  83,185    $   96,600
  Capitalized interest ...................       5,226        10,633        5,534       23,345        13,720
  Portion of rental expense
     representative of interest ..........       3,017         2,747        2,936        2,914         4,361
                                             ---------    ----------    ---------    ---------    ----------
                                             $ 137,808    $  111,460    $ 114,590    $ 109,444    $  114,681
                                             =========    ==========    =========    =========    ==========
Ratio of earnings to fixed charges .......        2.86          /(4)/         1.4         /(4)/         /(4)/
                                             ---------    ----------    ---------    ---------    ----------

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(1)  Pre-tax income (loss) before minority interest, equity income (loss) of affiliates and cumulative effect of a change in accounting principle, net of minority interest in income of affiliates.

(2) Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.

(3) As a result of the restatement of the Company's Consolidated Financial Statements (see Item 7 Management's Discussion and Analysis), the financial information for the year 1998 is derived from unaudited Consolidated Financial Statements.

(4) The ratio was less than 1:1 for the years ended December 31, 2001, 1999 and 1998 as earnings were inadequate to cover fixed charges by deficiencies of $43.8 million, $75.1 million and $689.7 million, respectively.